EXHIBIT 99.2

[GRAPHIC OMITTED]
[LOGO - BROKAT TECHNOLOGIES]
                                   BROKAT CONTACT MEDIA:    MEDIA CONTACT
                                   Eric Odell               Annie Sebelius
                                   Brokat                   Hill and Knowlton
                                   503-533-3571             415-955-2290
                                   eric.odell@brokat.com    asebeliu@
                                                             hillandknowlton.com

                              FOR IMMEDIATE RELEASE


                  BROKAT TECHNOLOGIES UNVEILS NEW USER-CENTRIC
                              APPROACH TO BUSINESS

 COMPLETE USER-CENTRIC SOFTWARE INFRASTRUCTURE ENABLES NEW MODELS FOR E-BUSINESS

SAN JOSE, CALIF., FEBRUARY 21, 2001 -- Brokat Technologies (Nasdaq: BROA, Neuer
Mrkt: BRJ), a global leader in software that enables user-centric business, today announced its new strategy and product offerings to facilitate the shift from an enterprise-centric to a user-centric approach for conducting e-business. Brokat now provides, through four new product families, a complete end-to-end set of critical technologies that enables a new generation of user-focused informational and transactional services.

Brokat Technologies' new user-centric software allows e-businesses, mobile service providers, financial services companies, information service providers and portals to collaborate around the user's needs and desires. The user - a consumer or an employee - is at the center of the transaction, and is empowered by personalized information, products and services that are available anytime and anywhere.

"Whether it's stock quotes, sports scores, news alerts or lottery results, our users are in charge, because they specify what information they want and receive it when they need it," said Jorge Mata, CEO of MyAlert.com, a mobile portal company with two million subscribers. "Brokat Technologies' advanced user-centric software enables MyAlert.com to orchestrate information unique to each user and serve it to them on their mobile phone anytime, anywhere."

In conjunction with this strategic shift, Brokat AG is changing its corporate identity to Brokat Technologies to better reflect the critical technologies that it provides to enable a user-centric approach to m-commerce.

"Unlike today, where access to services are constrained by where you are and who you are, we are convinced that in the future we will have access to services as naturally as the air we breathe - what Brokat Technologies calls `Service Like Air,'" said Stefan Roever, CEO of Brokat Technologies. "In order for this shift to occur, a new business model and new user-centric software infrastructure are required and Brokat Technologies is providing the complete stack."

Capitalizing on its leadership in e-finance software in Europe, Asia and North America, Brokat Technologies is emerging as a global software powerhouse. Today, the company offers a complete end-to-end family of software products to enable the shift from enterprise-

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BROKAT TECHNOLOGIES UNVEILS USER-CENTRIC APPROACH, PAGE 2

centric to user-centric business. Three critical elements enabling user-centric business are integrated within Brokat Technologies' m-infrastructure software:
Mobility - accessible anytime and anywhere; Mass adoption - scalability for multi-millions of users; and Multi-channel - available through many mediums, from PCs to PDAs to cellular phones.

"As the Internet, wireless and other network technologies merge into the ubiquitous Supranet, new destabilizing net-centric business models will emerge," said Massimo Pezzini, vice president and research director for Application Integration & Middleware Strategy at Gartner Group. "Enterprises able to quickly allow their users to exploit the infinite opportunities of the Supranet will enjoy a strategic competitive advantage. To empower that, it is imperative for enterprises to put in place TOTAL BUSINESS INTEGRATION strategies to link their customers, employees, corporate processes and business partners. Vendors providing an end-to-end, scalable, reliable and easy to deploy software infrastructure implementing such a cohesive, multi-channel `central nervous system' are well positioned to emerge as the software megavendors in the Supranet era."

"Consider what a good personal assistant does for a busy person - handling financial matters, arranging travel, managing calendars, conducting commerce. Now imagine a virtual personal assistant that knows your preferences doing this for you and million of others," said Roever. "Our products are positioned for businesses vying for that valuable piece of virtual real estate between individuals and the services that they need."

NEW PRODUCT OFFERING

Brokat Technologies' commitment to user-centric business is evident in its family of software products, which include technologies for creating the next generation of user-centric services. These leading technologies include mobile security, rules and personalization, mobile payment, user location management, and user profile management.

Brokat's four new product families are:

o BROKAT SERVER TECHNOLOGIES (the evolution of Twister): multi-channel infrastructure software capable of serving millions of users

o BROKAT ADVISOR(TM)(from Blaze): advanced rules management technology and personalization software

o        BROKAT PAYMENTWORKS(TM): mobile payment software

o        BROKAT FINANCIAL APPLICATIONS: e-banking and e-brokerage software

Brokat Technologies' products are used worldwide in markets ranging from financial institutions to independent software vendors to mobile service providers. As a founder of mSign Consortium, a global organization committed to standardizing mobile digital signature technology, Brokat Technologies plays an important role in establishing a standard for digital signatures and a uniform, international framework for security in mobile business. In addition, Brokat Technologies has key intellectual property on its mobile digital signature technology with a process patent approved in Germany and similar patents pending in the U.S. and other key markets.

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BROKAT TECHNOLOGIES UNVEILS USER-CENTRIC APPROACH, PAGE 3

ABOUT BROKAT

Brokat Technologies (Nasdaq: BROA, Neuer Markt: BRJ) is a global leader in software that enables user-centric business. Brokat's product families - multi-channel infrastructure software, rules management and personalization technology, mobile payment software, and e-finance applications - are used by over 3,500 enterprises worldwide including ABN Amro, Allianz, Bank of America, Blue Martini Software, Charter One, DaimlerChrysler, DBS Bank, Fidelity Investments, IBM Corporation, LBBW, MasterCard International, SE-Banken, Sun Microsystems, Swiss Post Office, T-Motion (a subsidiary of Deutsche Telekom) and Toyota. Strategic partners, among others, include Compaq, Intel, IBM, Siemens and Sun Microsystems. With dual headquarters in San Jose, California and Stuttgart, Germany, Brokat employs over 1,400 people in 17 countries. Information on Brokat and its products is available at WWW.BROKAT.COM.

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BROKAT TECHNOLOGIES, BROKAT ADVISOR AND BROKAT PAYMENTWORKS ARE TRADEMARKS OF
BROKAT AG OR ITS SUBSIDIARIES IN THE UNITED STATES AND OTHER COUNTRIES. OTHER NAMES ARE TRADEMARKS OR REGISTERED TRADEMARKS OF THEIR RESPECTIVE COMPANIES.